UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 APRIL 2018

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2018, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2018.

Unless otherwise stated, income statement commentaries throughout this document compare the three months ended 31 March 2018 to the three months ended 31 March 2017, and the balance sheet analysis compares the Group balance sheet as at 31 March 2018 to the Group balance sheet as at 31 December 2017, in each case presented on a statutory basis.

IFRS 9 and IFRS 15: On 1 January 2018, the Group implemented IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers”. As permitted by IFRS 9 and IFRS 15, comparative information for previous periods has not been restated. The impact on the Group’s financial position of applying IFRS 9 requirements is set out in a separate document available on the Group’s website. The impact of adopting IFRS 15 was not material to the Group.

Capital: Capital and leverage ratios reported as at 31 March 2018 incorporate profits for the quarter, less foreseeable dividends, that remain subject to formal verification in accordance with the EU Capital Requirements Regulation. All ratios at 31 March 2018 reflect the application of EU IFRS 9 transitional arrangements.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and / or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of  Lloyds Banking Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations;  Lloyds Banking Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements  of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by Lloyds Banking Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to  Lloyds Banking Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone  and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting  from  increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside  Lloyds Banking Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside Lloyds Banking Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of Lloyds Banking Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by  Lloyds Banking Group's directors, management or employees including industrial action; changes to Lloyds Banking Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by  Lloyds Banking Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

REVIEW

Income statement

During the three months to 31 March 2018, the Group recorded a profit before tax of £1,602 million compared with a profit before tax in the three months to 31 March 2017 of £1,654 million.

Total income, net of insurance claims, increased by £115 million, or 3 per cent, to £4,505 million in the three months to 31 March 2018 compared with £4,390 million in the three months to 31 March 2017, comprising a £1,428 million increase in net interest income and a decrease of £1,313 million in other income, net of insurance claims.

Net interest income was £3,791 million in the three months to 31 March 2018; an increase of £1,428 million compared to £2,363 million in the three months to 31 March 2017, however there was a significant movement in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICS) included in the consolidated results of the Group from an expense of £574 million in the three months to 31 March 2017 to a credit of £672 million in the three months to 31 March 2018. This decrease reflects investment performance in the period and therefore there is an offset within other income, net of insurance claims. Excluding the amounts attributable to OEIC unit holders, net interest income was £3,119 million in the three months to 31 March 2018; an increase of £182 million, or 6 per cent, compared to £2,937 million in the three months to 31 March 2017 as a result of margin improvements due to lower deposit and wholesale funding costs, together with the £177 million benefit of the acquisition of MBNA, more than offsetting continued asset pricing pressure.

Other income, net of insurance claims, was £1,313 million lower at £714 million in the three months to 31 March 2018 compared to £2,027 million in the three months to 31 March 2017. There were significant losses within trading income on policyholder assets in the insurance business, as a result of market performance over the period, particularly in equities, but this was offset by a credit within insurance claims and also the amounts attributable to OEIC unit holders within net interest income. Adjusting for these payments within net interest income, other income, net of insurance claims, was £1,386 million in the three months to 31 March 2018, a decrease of £67 million, or 5 per cent, from £1,453 million in the three months to 31 March 2017. There was lower income for the Group from new bulk annuity business, higher weather-related insurance claims, lower transaction flows in Commercial Banking and reduced fee income as a result of the changes to overdraft charging announced in July 2017, which took effect in November, partly offset by continued growth in the Lex Autolease business.

Operating expenses increased by £14 million, or 1 per cent, to £2,644 million in the three months to 31 March 2018 compared with £2,630 million in the three months to 31 March 2017, with an increase of £67 million reflecting the acquisition of MBNA being partly offset by some reduction in restructuring costs and conduct charges. Conduct charges in the three months to 31 March 2018 totalled £150 million (three months to 31 March 2017: £200 million) and include a Payment Protection Insurance charge of £90 million which comprises the increased costs in relation to the completion of the requirement under the Plevin ruling to proactively contact customers who have previously had their complaints defended.

Impairment losses increased by £153 million to £259 million in the three months to 31 March 2018 compared with £106 million in the three months to 31 March 2017, reflecting lower releases and write-backs, the acquisition of MBNA and the non-recurrence of debt sales realised in the first quarter of 2017. Asset quality remains strong.

Balance sheet and capital

Total assets were £7,040 million, or 1 per cent, lower at £805,069 million at 31 March 2018 compared to £812,109 million at 31 December 2017. Loans and advances to customers were adjusted on adoption of IFRS 9, resulting in a reduction of £11,482 million to £461,016 million primarily due to the reclassification of certain assets to fair value through profit or loss as they do not meet the requirements of the solely payments of principal and interest test. Taking into account this adjustment, loans and advances to customers increased in the quarter to £466,365 million as a result of increased holdings of reverse repurchase agreement balances and continued growth in targeted segments such as SME and motor finance, while the open mortgage book remained broadly stable. Financial assets held at fair value through profit or loss increased by £13,130 million to £176,008 million on transition to IFRS 9, but have subsequently reduced to £165,585 million in the quarter reflecting market movements on policyholder assets within the insurance business and reduced holdings in Commercial Banking. Financial assets held at fair value through other comprehensive income have reduced following sales of some of the Group’s gilt holdings.

Customer deposits were £1,411 million lower at £416,713 million at 31 March 2018 compared to £418,124 million at 31 December 2017 as a £668 million increase in repurchase agreement balances and seasonal growth in current account balances have been more than offset by reductions in maturing retail savings products and in some large corporate deposit balances.

The Group’s common equity tier 1 capital ratio has strengthened to 14.4 per cent1 before dividend accrual (31 December 2017: 13.9 per cent2; 1 January 2018: 13.9 per cent2, 3) with an increase of 50 basis points in the quarter primarily driven by retained profit. After accruing for dividends the common equity tier 1 capital ratio remains strong at 14.1 per cent1 (31 December 2017: 13.9 per cent2; 1 January 2018: 13.9 per cent2, 3). Risk-weighted assets reduced slightly to £210,570 million1 (31 December 2017: £210,919 million). The Group remains well positioned to meet its Minimum Requirement for Own Funds and Eligible Liabilities (MREL) from 2020 and, as at 31 March 2018, had a transitional MREL ratio of 27.4 per cent1 of risk-weighted assets (31 December 2017: 25.7 per cent). The UK leverage ratio reduced to 5.3 per cent1 (31 December 2017: 5.4 per cent2, 4; 1 January 2018: 5.4 per cent2, 3, 4).

[1]	Incorporating profits, net of foreseeable dividends (unless otherwise stated), for the period that remain subject to formal verification in accordance with the EU Capital Requirements Regulation.
[2]	The CET1 and leverage ratios at 31 December 2017 were reported on an adjusted basis, reflecting the dividend paid by the Insurance business in February 2018. In addition the CET1 ratio at 31 December 2017 has been adjusted for the Group’s share buy back programme.
[3]	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.
[4]	Calculated in accordance with the UK Leverage Ratio Framework. Excludes qualifying central bank claims.

STATUTORY CONSOLIDATED INCOME STATEMENT (UNAUDITED)	3 months to 31 Mar 2018	3 months to 31 Mar 2017
	£ million	£ million

Net interest income	3,791	2,363
Other income, net of insurance claims	714	2,027
Total income, net of insurance claims	4,505	4,390
Total operating expenses	(2,644)	(2,630)
Trading surplus	1,861	1,760
Impairment	(259)	(106)
Profit before tax	1,602	1,654
Taxation	(455)	(414)
Profit for the period	1,147	1,240

Profit attributable to ordinary shareholders	1,032	1,116
Profit attributable to other equity holders[1]	102	105
Profit attributable to equity holders	1,134	1,221
Profit attributable to non-controlling interests	13	19
Profit for the period	1,147	1,240

[1]	The profit after tax attributable to other equity holders of £102 million (three months to 31 March 2017: £105 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £24 million (three months to 31 March 2017: £26 million).

STATUTORY BALANCE SHEET (UNAUDITED)	At 31 Mar 2018	At 31 Dec 2017
	£ million	£ million
Assets
Cash and balances at central banks	59,976	58,521
Financial assets at fair value through profit or loss	165,585	162,878
Derivative financial instruments	23,848	25,834
Loans and receivables at amortised cost:	474,351	482,752
Financial assets at fair value through other comprehensive income	37,834
Available-for-sale financial assets		42,098
Other assets	43,475	40,026
Total assets	805,069	812,109
Liabilities
Deposits from banks	29,726	29,804
Customer deposits	416,713	418,124
Financial liabilities at fair value through profit or loss	43,768	50,877
Derivative financial instruments	24,775	26,124
Debt securities in issue	77,824	72,450
Liabilities arising from insurance and investment contracts	114,433	118,860
Subordinated liabilities	18,798	17,922
Other liabilities	30,378	28,805
Total liabilities	756,415	762,966

Shareholders’ equity	43,049	43,551
Other equity interests	5,355	5,355
Non-controlling interests	250	237
Total equity	48,654	49,143
Total equity and liabilities	805,069	812,109

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	25 April 2018